UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-126177

Dietrich Industries, Inc. Salaried Employees' Profit Sharing Plan
(Exact name of registrant as specified in its charter)

200 Old Wilson Bridge Road
Columbus, OH  43085
(614) 438-3210
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Interests under the above-referenced plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under
 Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)      [  ]
                  Rule 12g-4(a)(2)      [  ]
                  Rule 12h-3(b)(1)(i)  [x]
                  Rule 12h-3(b)(1)(ii) [  ]
                  Rule 15d-6               [  ]
                  Rule 15d-22(b)        [  ]

Approximate number of holders of record as of the certification or notice date:  None*

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dietrich Industries, Inc. Salaried Employees' Profit Sharing Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WORTHINGTON INDUSTRIES, INC., an Ohio corporation and whose common shares were offered under the Dietrich Industries, Inc. Salaried Employees' Profit Sharing Plan

Date: June 29, 2016	By:	/s/Dale T. Brinkman
Dale T. Brinkman, Vice President-
Administration, General Counsel
and Secretary

*Effective December 31, 2015, the Dietrich Industries, Inc. Salaried Employees' Profit Sharing Plan (the "DI Plan") was terminated and all assets were distributed.  As a result, interests in the DI Plan, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist.  Therefore, this Form 15 has been filed to reflect the suspension of the DI Plan's duty to file reports pursuant to Rule 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended.